

June 17, 2011

Via E-mail
John G. Holland
General Counsel
Wesco Aircraft Holdings, Inc.
27727 Avenue Scott
Valencia, CA 91355

> **Re: Wesco Aircraft Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 6, 2011**
> **File No. 333-173381**

Dear Mr. Holland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Historical Financial Data, page 7

1. We have read your response to comment two in our letter dated May 25, 2011. You disclose on page 8 that you use Adjusted EBITDA and Adjusted Net Income to evaluate your performance relative to that of your peers though the basis for this statement is unclear given the comparability issue referenced in your disclosure. Please amend your filing to clarify how you use these measures and why you have chosen to highlight these measures instead of the performance measures that you actually use in your compensation arrangements (page 85).

Six Months Ended March 31, 2010 compared with the Six Months Ended March 31, 2011, page 44

2. We have read your response to comment three in our letter dated May 25, 2011. The increase in accounts receivable had a $14.8 million adverse impact on your March 31,

2011 operating cash flows. The existing disclosure attributing the increase to rising sales does not explain why it appears to be taking longer for you to collect your receivables. Specifically, it appears that your receivables turnover ratio has increased from 6.68 during fiscal 2010 to 7.26 in fiscal 2011. Also, as previously noted, there is a concern that your ratio of receivables to quarterly sales appears to have increased over your last 3 quarters. Since your period-end receivables presumably are comprised mainly of sales transactions from the preceding quarter, it appears appropriate to consider quarterly turnover data when analyzing the changes in your receivables portfolio. Please expand MD&A to quantify and explain the change in your receivables turnover and/or DSO for each period presented. Explain in MD&A why there was a substantial increase in charge-offs during fiscal 2011 relative to fiscal 2010 and why no bad debt expense was recognized in fiscal 2011 despite the increase in receivables and slow-down in collections. Further, expand the disclosure to state whether there has been any material change in the aging of your receivables during fiscal 2011.

Quantitative and Qualitative Disclosures about Market Risk, page 57

3. We have read your response to comment five in our letter dated May 25, 2011. Please amend your filing to disclose whether you use derivatives to manage your exposure to energy prices.

You may contact Tracey McKoy at (202) 551-3772 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Rachel W. Sheridan, Esq. (Via E-mail at Rachel.sheridan@lw.com)